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                                January 18, 2005
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VIA FACSIMILE
=============

Abby Adams
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

         Re:      Elmer's Restaurants, Inc.
                  Schedule 14D-9 filed December 20, 2004

Dear Ms. Adams:

         We are legal counsel to Elmer's Restaurants, Inc. ("Elmer's") and have been authorized on its behalf to respond to your comment letter dated January 5, 2005 (the "SEC Comment Letter"), concerning Elmer's' Schedule 14d-9 and the Schedule TO/13E-3 filed with the Securities and Exchange Commission (the "SEC") by ERI Acquisition Corp. ("ERI"). For the convenience of the Staff, the responses are numbered to correlate to the respective Staff comment and we have included the text of each comment followed by our response, (except for Comment 1 relating to the Schedule TO/13E-3, which, because of the comment length, we have included only the pertinent Staff inquiry).

COMMENT 1. PLEASE PROVIDE US YOUR DETAILED ANALYSIS REGARDING WHY YOU BELIEVE THAT ELMER'S RESTAURANTS IS NOT ENGAGED, DIRECTLY OR INDIRECTLY, IN THIS
GOING-PRIVATE  TRANSACTION  AND WHY THE  COMPANY  IS NOT A BIDDER IN THE  TENDER
OFFER.

RESPONSE: Rule 14d-1(g) defines a "bidder" as any person who makes a tender offer or on whose behalf a tender offer is made. This Rule specifically excludes from the definition of a "bidder" an issuer which makes a tender offer for its own securities. The purpose of this definition is to determine the parties required to file a Schedule TO. Elmer's is the subject company. The tender offer is being made by and on behalf of ERI, which is a separate, distinct legal entity from Elmer's. ERI filed a Schedule TO. Elmer's cannot be deemed a "bidder" because Elmer's would be making a tender offer for its own securities. Because Elmer's is not a "bidder" for Regulation 14D purposes, it is not required to file a Schedule TO. Instead, Elmer's is required to respond to the tender offer as required by Rule 14d-9.

Abby Adams
January 18, 2005
Page 2


         We also have reviewed the relevant discussion within the Division's Current Issues and Rulemaking Projects referenced in the SEC Comment Letter regarding determining the "bidder" for Regulation 14D purposes. The Staff comments appear to imply that Elmer's may be a "bidder" because the principals in ERI, which is the controlling shareholder of Elmer's, also may be deemed control persons of Elmer's in their capacity as board members of Elmer's. The discussion provides that control of an entity through share ownership does not automatically make that entity a "bidder". The fact that the board of directors of Elmer's are the principals in ERI, therefore, is not dispositive. The SEC Staff noted that the determination of a "bidder" hinges on the role of the control persons in the tender offer.

         The individuals, in their capacity as shareholders and not directors and executive officers of Elmer's, formed ERI. Elmer's did not form ERI and holds no interest in ERI. Elmer's and ERI are separate legal entities. ERI controls Elmer's. ERI is making the tender offer. Any actions by the directors and executive officers of Elmer's relative to the tender offer because of their similar capacities with ERI have been performed by such persons on behalf of ERI in their capacities as principals of ERI and not as board members and officers of Elmer's. Elmer's, as a company, has not played a significant role in initiating, structuring and negotiating the tender offer. ERI is the bidder and Elmer's is the target. Elmer's is not acting together with ERI in the tender offer. ERI has obtained its own financing for the tender offer and Elmer's has not played a primary role in obtaining that financing. Elmer's will not ultimately own the shares acquired by ERI in response to the tender offer. Because Elmer's is ultimately controlled by ERI and has not played an active role in the tender offer, Elmer's is not a "bidder". Further, including Elmer's as a "bidder" will not result in the uninterested shareholders receiving additional material information that would not otherwise be disclosed.

         Similarly, Elmer's is not directly or indirectly engaged in a going private transaction. The fact that the executive officers and directors of Elmer's are the same persons who are principals in ERI, or that ERI is a controlling, majority shareholder of Elmer's, does not mean that the actions of ERI or those persons on behalf of ERI relative to the tender offer and proposed merger should be attributed to Elmer's. To the contrary, although they may be one in the same persons, each person has a duty and obligation to the respective entity depending on the capacity in which that person is acting. As noted, the corporations are separate legal entities. In other contexts, the actions of ERI cannot be attributed to Elmer's merely because they have the same officers and directors.

         SEC Staff Interpretive Release Number 34-17719 (April 13, 1981) provides guidance in complying with Rule 13e-3. Question 5, Illustration 2, of the Interpretive Release is dispositive on the issue of whether Elmer's is engaged in a going private transaction. The SEC Staff determined that when a controlling shareholder of Company X offers to purchase in a cash tender offer all of the outstanding shares of Company X, the controlling shareholder is deemed to

Abby Adams
January 18, 2005
Page 3


be engaged in a going private transaction. Company X, however, is not deemed to be engaged in the going private transaction. In its tender offer, ERI is offering to purchase for cash all of the outstanding shares of stock of Elmer's not owned by ERI. ERI, as the controlling shareholder of Elmer's, is engaging in the purchase of the registered equity securities of its affiliate which may result in the effect contemplated by Rule 13e-3(a)(3)(ii). In accordance with Illustration 2, under these circumstances, ERI is engaging in a going private transaction; however, Elmer's is not engaging in any such transaction and, as a result, is not subject to Rule 13e-3.

         Rule 13e-3 provides that it is unlawful for the issuer or an affiliate to engage, directly or indirectly, in a going private transaction unless the issuer or affiliate file a Schedule 13E-3. The person engaged in the going private transaction is ERI. ERI filed the Schedule 13E-3 in conjunction with its Schedule TO. Because Elmer's is not subject to the Rule 13e-3, it is not required to file Schedule 13E-3.

         Relative to this tender offer, the board and executive officers of Elmer's have been sensitive to the inherent conflict of interest and, in accordance with direction from legal counsel, have made a concerted effort to keep the entities and their actions distinctly separated. Each entity has sought advice from its own legal counsel. ERI has been responsible for all expenses related to preparing and initiating the tender offer, including reimbursing Elmer's for any time spent by officers or employees during regular business hours on matters that were directly or indirectly related to the preparation of the tender offer. ERI has negotiated separate financing. ERI will acquire the shares of Elmer's. If a majority of the uninterested shareholders tender their shares, ERI, as the controlling shareholder, may decide to initiate a merger of its subsidiary, Elmer's, into ERI. Elmer's will not have any control over the decision to merge, particularly if ERI owns 90% or more of the outstanding equity of Elmer's after the tender offer, in which case no shareholder vote is required to effect a merger in those circumstances.

         In SEC Interpretive Release 34-17719 the SEC Staff notes that Rule 13e-3 is designed to protect investors from the inherent coercive nature of going-private transactions as a result of the uninterested shareholders inability to influence corporate decisions to enter into such a transaction. Based on recent cases addressing going private transactions in the Delaware courts, the tender offer was carefully structured in accordance with those holdings to overcome the inherent coercive nature of such transactions by permitting the uninterested shareholders the opportunity to decide whether to participate in the tender offer, with the understanding that if a majority of the uninterested shareholders tender their shares, ERI may initiate a merger to take the Elmer's private. Because of the board of directors' inherent conflict of interest and the board's desire to permit the uninterested shareholders the opportunity to make an independent decision regarding the tender offer and subsequent merger, the board did not believe it was appropriate to make a recommendation nor was it in a position to remain neutral on the matter. As a result, as noted in Schedule 14d-9, because of the conflict of interest, the board is not able to take a position on the matter.

Abby Adams
January 18, 2005
Page 4


         Requiring Elmer's to file Schedule 13E-3 would require the board to make a recommendation to accept or reject the tender offer. Elmer's has gone to great lengths to make shareholders understand that Elmer's is not taking a position on the tender offer to permit shareholders to judge the tender offer on its own merits. Such a requirement undermines the purpose of structuring the tender offer to permit the uninterested shareholders to make an independent decision without the influence of management or the board. Requiring Elmer's to file, or join in the filing of the Schedule 13E-3 or its recommendations, would only confuse shareholders as to whom is actually making and recommending the tender offer and there is no additional material information that would be disclosed that is not already disclosed to shareholders in the current Schedule TO/13E-3.

Comment 3.  REVISE THE  DOCUMENT  TO PROVIDE  THE  INFORMATION  REQUIRED BY ITEM
1005(D) OF REGULATION M-A. AS THE FILING PERSONS ON THE SCHEDULE TO/13E-3 INCLUDE THE ENTIRE BOARD OF DIRECTORS OF ELMER'S AND MEMBERS OF MANAGEMENT, IT IS UNCLEAR HOW YOU HAVE DETERMINED THAT THERE ARE NO AGREEMENTS REQUIRED TO BE DISCLOSED IN RESPONSE TO THIS ITEM. FOR EXAMPLE, ARE THERE ANY COMPENSATION AGREEMENTS BETWEEN ELMER'S AND THESE individuals.

RESPONSE: Item 1005(d) requires the disclosure of material agreements, arrangements or understandings between Elmer's, as the filing person under
Schedule 14d-9, and the offeror, its executive officers and directors and disclosure of any material conflicts of interest. We have interpreted the materiality element to mean material to the proposed transaction. We have disclosed the inherent conflict of interest resulting from the fact that the board members and executive officers of Elmer's are the same persons that are principals in the offeror. Three of the directors of Elmer's (also principals in ERI) are principals in Jaspar's Food Management, Inc. which currently provides, and will continue to provide, certain management services to Elmer's. This arrangement is strictly operational and will have no bearing on the proposed transaction; nor will the outcome of the proposed transaction have any bearing on the arrangement. We therefore do not believe such arrangement is material to an analysis of the tender offer or going-private transaction. Elmer's has no other material arrangements or agreements (as disclosed in the exhibits to its most recent Form 10-K) with any of the described persons satisfying this disclosure requirement. None of Elmer's officers or employees have employment agreements.

Comment 4. REVISE TO PROVIDE THE DETAILED INFORMATION REQUIRED BY ITEM 1008(B) OF REGULATION M-A.

RESPONSE: The disclosures required in Schedule 14d-9 and Schedule TO are intended to give security holders all the material information necessary to make an informed investment decision. Although not identifying each individual executive officer and director, the pertinent information disclosed in Schedule 14d-9 is that all of the executive officers and directors of the Elmer's

Abby Adams
January 18, 2005
Page 5


contributed all their shares in Elmer's to ERI prior to initiating the tender offer. We do not think the specific names and amounts are important to the decision making process, because that information has been disclosed to the shareholders in Schedule TO/13E-3 by the offeror. However, if the Staff believes such duplicate information would be beneficial to shareholders, we can duplicate the specific ownership information disclosed in Schedule TO/13E-3.

We do not believe the name of the non-executive employee that was issued company stock pursuant to the exercise of a stock option upon termination of that persons employment with Elmer's is material. The number of shares was nominal and the person is not involved in the proposed transaction in any manner.

Comment 5. REVISE TO PROVIDE THE INFORMATION REQUIRED BY ITEM 1006(D)(1)(II) OF REGULATION M-A WITH RESPECT TO THE FACTORS IN ITEM 1006 (C)(2)-(3).

RESPONSE: Item 1006(c)(2)-(3) requires disclosure of any plans, proposals or negotiations that relate to or would result (i) in the purchase, sale or transfer of a material amount of assets of the Elmer's; and (ii) in any material change in the present dividend rate or policy or indebtedness or capitalization of Elmer's. There are no plans, proposals or negotiations relating to (i) or
(ii). We do not believe that the negotiations relating to relaxing the debt covenants on the Wells Fargo loans is a material change to the indebtedness of Elmer's. ERI has disclosed the existence of such negotiation to shareholders in the Schedule TO/13E-3. However, if the Staff believes this information would be beneficial to the shareholders decision, we can duplicate these disclosures in the Schedule 14d-9.

Comment 6. REVISE TO PROVIDE ADDITIONAL DETAIL OF THE CORPORATE RESOLUTIONS ADOPTED BY THE BOARD IN CONNECTION WITH THE TENDER OFFER SO THAT THE OFFEROR MAY CARRY OUT ITS PLANS FOR THE TENDER OFFER AND MERGER. IN DOING SO, CITE AND BRIEFLY EXPLAIN THE APPLICABLE OREGON STATUTES. CLARIFY THE BASIS FOR YOUR BELIEF THAT BY TENDERING THEIR SHARES INTO THE OFFER, ELMER'S SECURITY HOLDERS WILL "EFFECTIVELY CONSENT" TO THE GOING-PRIVATE TRANSACTION, CITING ANY APPLICABLE STATE LAW.

RESPONSE: The Oregon Business Combination Act ("Act") precludes the completion of a merger or other business combination between an "interested shareholder" and an Oregon corporation for a period of three (3) years unless the articles of incorporation of the corporation specifically state that the Act is not applicable to the corporation or the board either approves the transaction creating the "interested shareholder" or approves the transaction that would result in the business combination. For purposes of the Act, an interested shareholder means any person, other than the corporation and any direct or indirect majority owned subsidiary that is the owner of 15 percent or more of the outstanding voting stock of a company. The purpose of these statutes are to hinder hostile takeovers. Elmer's articles of incorporation do not contain such a provision. The board determined that ERI would be unable to complete the going-private

Abby Adams
January 18, 2005
Page 6


transaction because following the tender offer ERI would be statutorily prohibited from merging with Elmer's under the Act.

          Because of the inherent conflict of interest, Elmer's board of directors determined that it would not be appropriate for the board to approve the tender offer and subsequent merger transaction. Instead, the board approved the formation of ERI for the limited purpose of enabling ERI to proceed with the merger in the event a majority of the uninterested shareholders tendered their shares, with the understanding that doing so would likely result in ERI taking the company private. The board action was not an approval of the tender offer, and the board's resolutions make that clear. The board action merely enables ERI to attempt to solicit enough shareholders in the tender offer to permit ERI to effect a short form merger of the two entities in a going private transaction. We believe the disclosure as presented in Section 7 of Schedule 14d-9 accurately summarizes the board action.

         There is no state law supporting the claim that an Elmer's shareholder, by tendering shares, is effectively consenting to the going-private transaction. This statement was made because the purpose of the tender offer is to take Elmer's private. We believed it was important for shareholders to understand that if the tender offer is completed as disclosed, the practical effect of the tender of shares will be that ERI will take Elmer's private. We have revised this disclosure to clarify that this is a practical effect rather than a legal conclusion.

Comment 2: ADVISE US HOW YOU INTEND TO DISSEMINATE CHANGES TO THIS OFFER DOCUMENT IN LIGHT OF OUR COMMENTS.

RESPONSE: We believe the revisions suggested by your comments are not material to the uninterested shareholders' investment decision regarding the tender offer. The initial Schedule 14d-9 provides that the tender offer documents will be available on the company website. To the extent revisions are necessary, we will file the amended Schedule 14d-9 with the SEC, post it on our website, and issue a press release that we have amended the Schedule 14d-9 in response to the request of the SEC and that the amendment is available on our website.

         The Company acknowledges and understands that it is responsible for the adequacy and accuracy of the disclosure in the filings and that the Division of Enforcement has access to all the information the Company provides to the Staff of the Division of Corporate Finance in review of Company filings and in response to Staff comments. The Company also acknowledges that Staff comments or changes to disclosures in the filings in response to staff comments reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Abby Adams
January 18, 2005
Page 7


         We do not believe that the information provided in response to Staff comments materially changes the information disclosed in the shareholders in the Scheduler 14d-9. In the interest of timely disclosure, we would appreciate the Staff's prompt response to the foregoing and review of the enclosed amendment. Should the staff have additional comments or questions with respect to the foregoing, please do not hesitate to contact me at 503 221-1287, or in my absence, Cliff E. Spencer at 503 221-2218.

                                               Very truly yours,


                                               /s/ JOEL S. KAPLAN

                                               Joel S. Kaplan

Enclosures

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                (AMENDMENT NO.1)

                            ELMER'S RESTAURANTS, INC.
                        ---------------------------------
                            (Name of Subject Company)

                            ELMER'S RESTAURANTS, INC.
                        ---------------------------------
                       (Names of Person Filing Statement)

                                  COMMON STOCK
                        ---------------------------------
                         (Title of Class of Securities)

                                     2893932
                -------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Bruce Davis, CEO
                            Elmer's Restaurants, Inc.
                              11802 SE Stark Street
                                 P.O. Box 16938
                             Portland, OR 97292-0938

--------------------------------------------------------------------------------
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

1.       SUBJECT COMPANY INFORMATION.

         The company that is the subject of the tender offer is Elmer's Restaurants, Inc. ("Elmer's"). The address and telephone number of the executive officers of Elmer's is as follows:

         Bruce N. Davis, President and CEO
         Jerry Scott, Vice President
         Dennis Miller, Secretary and Company Controller
         11802 SE Stark Street
         P.O. Box 16938 Portland, OR 97292-0938
         (503) 252-1485


         The tender offer is for the purchase of all of the outstanding common stock of Elmer's other than shares owned by ERI Acquisition Corp. ("ERI"), the party making the tender offer. As of December 8, 2004, Elmer's had 1,842,945 shares of its common stock issued and outstanding. Of those outstanding shares, approximately 756,601 shares are owned by shareholders other than ERI, the party making this tender offer.

2.       IDENTITY AND BACKGROUND OF FILING PERSON.

         Elmer's is serving as the filing person under federal securities regulations and is filing this Schedule 14D-9 in response to the tender offer of ERI, which is soliciting the purchase of all of the outstanding common stock of Elmer's not currently owned or controlled by ERI for a cash price of $7.50 per share. Correspondence to Elmer's may be sent to:

                  Elmer's Restaurants, Inc.
                  11802 SE Stark Street
                  P.O. Box 16938
                  Portland, OR  97292-0938
                  Attn: Mr. Bruce Davis, CEO

         The Address of ERI  is:

                  363 High Street
                  Eugene, Oregon 97401

3.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         There are no material agreements, arrangements or understandings between Elmer's and its directors, executive officers or affiliates (collectively the "Elmer's Parties"), or between the Elmer's Parties and ERI, any of its directors, executive officers or affiliates. However, every member of the board of directors of Elmer's is also a shareholder in ERI and, therefore, collectively are the principals initiating the tender offer for the purpose of taking Elmer's private. As a result, the entire board of directors has an inherent conflict of interest in expressing any opinion, individually or as a group, as to the fairness or adequacy of the tender offer.

4.       THE SOLICITATION OR RECOMMENDATIONS.

         Because the entire board of directors are part of the group making the tender offer, the board of directors desires that the tender offer be judged on its merits by each individual shareholder without any undue influence by the board regarding each shareholder's decision to accept or reject the tender offer as proposed. Because of the inherent conflict of interest noted in Section 3 above, the board of directors is unable to take a position with respect to the tender offer. Consequently, the shareholders being solicited should carefully read the information presented in the tender offer and this response and make an independent evaluation of the merits of the proposed tender offer. All Company documents filed electronically on the SEC's website are available at http://www.sec.gov. As a courtesy to shareholders, the Schedule TO and related filings are available on the Company's website at www.elmers-restaurants.com.

         The executive officers and directors have contributed their individual shares to ERI solely for the purpose of forming a new company to solicit the purchase of the remaining outstanding shares of Elmer's for the purpose of reducing the number of outstanding shareholders and taking Elmer's private. As a result, the executive officers and directors do not own any shares in Elmer's subject to the tender offer.

         All statements and representations contained in the tender offer documents presented to shareholders by ERI are the sole statements and representations of ERI and should not be construed as statements, representations or endorsements of Elmer's or its board of directors.

5.       PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Elmer's has not retained, employed or compensated any person to solicit or make a recommendation in connection with the tender offer. The principals of ERI retained the services of Veber Partners, LLC, an investment banker ("Veber"). Veber was previously engaged by Elmer's in 1998 and is familiar with the operations of Elmer's. ERI engaged Veber to evaluate the proposed tender offer for ERI . Other than providing information to Veber relative to its evaluation, Elmer's has had no involvement with the engagement of Veber and all fees due Veber have been paid by ERI , or individually by the principals of ERI. Veber was not engaged to provide advice or make a recommendation to Elmer's or its shareholders.


6.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Elmer's has had no transactions in its securities in the past 60 days, except as disclosed below:
         o Each of the directors and certain executive officers contributed their respective shares in Elmer's to ERI;
         o Elmer's has issued an immaterial number of shares to a departing employee pursuant to the company's stock option plan; and
         o In a separate transaction, Elmer's shares held by Franklin Holdings LLC were distributed to its members (who are members of ERI) as set forth in the acquiring group's Schedule 13D filed November 19, 2004.

7.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Elmer's is not engaged in or undertaking any negotiations in response to the proposed tender offer for the acquisition of its securities and has no plans, proposals, or is involved in any negotiations for such plans or proposals, that relate to or may result in any merger, reorganization or liquidation of

Elmer's at this time. Although not negotiating with ERI, or entering into any agreement or understanding with ERI regarding any merger between ERI and Elmer's, Elmer's is aware that the intent of the tender offer by ERI is for the purpose of taking Elmer's private and Elmer's acknowledges that to complete such transaction ERI, as the controlling shareholder of Elmer's, may elect to merge Elmer's with and into ERI after the tender offer closes. If ERI controls at least 90% of the outstanding voting stock of Elmer's after the close of the tender offer, no approval by Elmer's or its remaining shareholders will be required to complete such a merger and any remaining shareholders of Elmer's after the close of the tender offer will no longer be shareholders in either ERI or Elmer's in the event of a merger.

         In response to the proposed tender offer by ERI, the board of directors adopted corporate resolutions recognizing the formation of ERI as a controlling shareholder for the purpose of taking Elmer's outside the scope of the Oregon Business Combination Act (the "Act"). The purpose of the Act is to hinder hostile takeovers by precluding any person owning more than 15% of the outstanding voting securities of a company (defined in the Act as an "interested shareholder") from completing a business combination with such company for a period of three (3) years after becoming an interested shareholder, unless the articles of incorporation of the company expressly state that the company is not subject to the Act (which Elmer's articles of incorporation do not), or the board of directors approve of the proposed business combination or approve the transaction resulting in the creation of the "interested shareholder." ERI is considered an "interested shareholder" under the Act. Without board action, ERI would be precluded from completing the transaction as presented to shareholders in its Scheduler TO.

         Because of the board of directors' inherent conflict of interest, the board believes that it is in the best interest of Elmer's and the uninterested shareholders for the uninterested shareholders to have the opportunity, without influence from the board, to decide whether to tender their respective shares in the tender offer. The board also believes it is important for the uninterested shareholders to know that tendering their shares will likely result in ERI taking Elmer's private. If a majority of the uninterested shareholders tender their shares in the tender offer with the knowledge that the intent of the offeror is, and the likely result of such tender of shares will be, to take Elmer's private, then the practical effect of such tender of shares will result in the majority of the uninterested shareholders endorsing ERI's proposal to take Elmer's private.

         The board of directors does not believe it is appropriate under the circumstances to take a position regarding ERI's proposal and has endeavored not to unduly influence the decision of the uninterested shareholders. By adopting corporate resolutions recognizing the formation of ERI, the board merely provided ERI the opportunity to effect a merger between ERI and Elmer's at the close of the tender offer in the event the majority of the uninterested shareholders sanction the proposed going private transaction, as evidenced by tendering their shares in response to the tender offer.

8.       ADDITIONAL INFORMATION.

         The board of directors of Elmer's desires to have shareholders not a part of ERI evaluate the tender offer and proposed going private transaction on its own merits and without influence from the board of directors as a group or individually. If a majority of the uninterested shareholders tender shares based on an independent evaluation, the board of directors views such majority tender as essentially shareholder authorization of the going private transaction intended by ERI and, accordingly, may take subsequent action, as it deems necessary, to effect the choice of the majority of the uninterested shareholders to permit the completion of the going private transaction.

9.       EXHIBITS.

         Copy of the tender offer materials received by Elmer's.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



--------------------------------------------------------------------------------
                                   (Signature)

      Bruce N. Davis, CEO and Chairman of the Board of Directors of Elmer's
                                Restaurants, Inc.
--------------------------------------------------------------------------------
                                (Name and Title)


                                January 19, 2005
                                     (Date)